Filed by Sorin S.p.A.

pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Companies: Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

Date: April 20, 2015

This filing relates to a proposed business combination involving

Sorin S.p.A., Cyberonics, Inc. and Sand Holdco PLC

(Subject Company Commission File Nos.: 000-19806 and 333-203510)

Press release SORIN GROUP SIGNS MERGER AGREEMENT WITH CYBERONICS Milan, Italy– March 24, 2015 – Sorin S.p.A. (“Sorin”), (MTA; Reuters Code: SORN.MI), a global medical device company and a leader in the treatment of cardiovascular diseases, is pleased to announce that Sorin and Cyberonics Inc. (NASDAQ: CYBX), in furtherance of the merger plan unanimously approved by their boards of directors, as disclosed in the joint statement of 26 February 2015, have signed today the relevant definitive merger agreement. The transaction remains subject to certain conditions including, without limitation: approval by both Sorin and Cyberonics’ shareholders, the receipt of required antitrust and regulatory clearances, and other customary closing conditions. The combination of Sorin and Cyberonics will create a new premier global medical technology company. This merger is expected to drive significant value for shareholders by leveraging combined strengths, capturing new opportunities and creating new solutions to benefit patients and healthcare professionals alike and is particularly exciting for employees, who will be able to share technical expertise and innovate faster. Sorin will provide further updates as the process progresses and relevant documents are available at www.sorin.com. About Sorin Group Sorin Group (www.sorin.com) is a global, medical device company and a leader in the treatment of cardiovascular diseases. The Company develops, manufactures, and markets medical technologies for cardiac surgery and for the treatment of cardiac rhythm disorders. With approximately 3,900 employees worldwide, the Company focuses on two major therapeutic areas: Cardiac Surgery (cardiopulmonary products for open heart surgery and heart valve repair or replacement products) and Cardiac Rhythm Management (pacemakers, defibrillators and non invasive monitoring to diagnose and deliver anti-arrhythmia therapies as well as cardiac resynchronization devices for heart failure treatment). Every year, over one million patients are treated with Sorin Group devices in more than 100 countries. Important Information for Investors and Shareholders This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. This press release does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended. Sand Holdco Limited (“NewCo”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement of Cyberonics, Inc. (“Cyberonics”) that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SORIN, CYBERONICS, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Cyberonics’s website at www.cyberonics.com within the “Investor Relations” section or by contacting Cyberonics’s Investor Relations (for documents filed with the SEC by Cyberonics) or on Sorin’s website at www.sorin.com (for documents filed with the SEC by NewCo). The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions. Italian CONSOB Regulation No. 11971 of May 14, 1999 Prior to the meeting of Sorin shareholders, Sorin will voluntarily make available an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 14, 1999, as amended), in accordance with applicable terms. Italian CONSOB Regulation No. 17221 of March 10, 2010 Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of Sorin, being a wholly owned subsidiary of Sorin. The merger agreement providing for the terms and conditions of the transaction, which exceeds the thresholds for “significant transactions” pursuant to the Regulation, was approved unanimously by the board of directors of Sorin. The transaction agreement and the merger of Sorin into NewCo are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 13.1.(v) of the “Procedura per operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by Sorin on October 26, 2010 and published on its website (www.sorin.com). Pursuant to this exemption, Sorin will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Participants in the Distribution Sorin, Cyberonics and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cyberonics with respect to the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies from the shareholders of Cyberonics in connection with the proposed transactions, including a description of their direct or indirect interests, on account of security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Cyberonics’s directors and executive officers is contained in Cyberonics’s Annual Report on Form 10-K for the year ended on April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 30, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Cautionary Statement Regarding Forward Looking Statements This press release contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 (the “PSLRA”)) concerning Cyberonics, Sorin, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise. They are based on current beliefs of the management of Cyberonics and Sorin as well as assumptions made by, and information currently available to, such management, and therefore, you are cautioned not to place undue reliance on them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. None of Cyberonics, Sorin or NewCo undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the medical device industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Factors that could cause actual results to differ materially from those in the forward-looking statements include the failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise, or the requirement to accept conditions that could reduce the anticipated benefits of the proposed transactions as a condition to obtaining regulatory approvals; the failure to satisfy other closing conditions to the proposed transactions; the length of time necessary to consummate the proposed transactions, which may be longer than anticipated for various reasons; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; the inability of Cyberonics and Sorin to meet expectations regarding the timing, completion and accounting and tax treatments with respect to the proposed transactions; risks relating to unanticipated costs of integration, including operating costs, customer loss or business disruption being greater than expected; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; the ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; the ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems;

changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks to the industries in which Cyberonics and Sorin operate that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by Cyberonics and NewCo and the analogous section from Sorin’s annual reports and other documents filed from time to time with the Italian financial market regulator (CONSOB); risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Cyberonics’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Sorin’s annual reports, registration documents and other documents filed from time to time with CONSOB. Nothing in this press release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Sorin share or Cyberonics share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per Sorin share or Cyberonics share, as applicable. Neither Cyberonics nor Sorin gives any assurance (1) that either Cyberonics, Sorin or NewCo will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Contacts: Investors Demetrio Mauro CFO Sorin Group Tel: +39 02 69969 512 e-mail: investor.relations@sorin.com Media Gabriele Mazzoletti Director, Corporate Communications Sorin Group Tel: +39 02 69 96 97 85 Mobile: +39 348 979 22 01 e-mail: corporate.communications@sorin.com Francesca Rambaudi Director, Investor Relations Sorin Group Tel: +39 02 69969716 e-mail: investor.relations@sorin.com